Exhibit (a)(1)(G)

April 13, 2017

Dear Stockholder:

We are pleased to inform you that on March 28, 2017, Exar Corporation (“Exar”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MaxLinear, Inc. (“MaxLinear”) and its wholly-owned subsidiary Eagle Acquisition Corp. (the “Purchaser”), pursuant to which the Purchaser has commenced a tender offer (the “Offer”) to acquire all outstanding shares of our common stock for a price per share of $13.00 in cash (the “Consideration”).

If successful, the Offer will be followed by the merger of the Purchaser with and into Exar, with Exar continuing as the surviving corporation in the merger (the “Merger”). In the Merger, all of Exar’s outstanding shares (other than shares owned by MaxLinear, any subsidiary of MaxLinear or Exar or held in treasury by Exar, and shares held by a holder who is entitled to demand and properly exercises and perfects their respective demands for appraisal of such shares in accordance with Section 262 of the DGCL), will be converted into the right to receive the same $13.00 per share in cash consideration as in the Offer.

The Board of Directors of Exar has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of Exar and its stockholders, and has unanimously approved the execution, delivery and performance by Exar of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, the Board of Directors of Exar recommends that Exar’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accompanying this letter is (i) a copy of Exar’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated April 13, 2017, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, Eastern time, at the end of May 11, 2017.

Sincerely,

Ryan Benton

Chief Executive Officer